Filing Pursuant to Rule 425

Under the Securities Act Of 1933, as amended

And deemed Filed Pursuant To Rule 14(a)-6

of the Securities Exchange Act Of 1934, as amended

Filer: NavSight Holdings, Inc.

Commission File No. 001-39493

Subject Company: NavSight Holdings, Inc.

This filing relates to the proposed merger involving NavSight Holdings, Inc. with Spire Global, Inc. pursuant to the terms of that certain Business Combination Agreement, dated as of February 28, 2021, by and among NavSight Holdings, Inc. (“NavSight”), NavSight Merger Sub Inc. and Spire Global, Inc. (“Spire”).

Via Satellite

CEO Peter Platzer: SPAC Puts Spire on a Clear Path to $1 Billion Target

By Rachel Jewett

May 6, 2021

More than a year ago, Spire Global CEO Peter Platzer began working on a plan to get the company ready to go public. As Spire’s constellation of just over 100 Radio Frequency (RF) data collecting satellites is fully deployed, Platzer’s rationale wasn’t based on CapEx, but to grow trust with customers and ramp up sales.

In March, Spire announced its plans to go public through a merger with special purpose acquisition company (SPAC) NavSight Holdings, in a deal that values the combined company at $1.6 billion. In this interview, CEO Peter Platzer talks about the market for RF data, the company’s Space-as-a-Service offerings, and how much hiring factors into the company’s growth plans.

VIA SATELLITE: Why did you choose to go the SPAC route?

Platzer: We had the board approve a going public plan about 18 months ago, so we had been getting the company ready for the public markets. Our customers — governments, large corporations — they are more comfortable dealing with a public entity. It gives us more credibility, and more visibility to build trust with the customer. We’d been evaluating various pathways to going public: a direct listing, a traditional IPO, and different exchanges as well.

At that point in time, a SPAC was at best a twinkle in someone’s eye, at least from a serious person’s perspective. Over the last six to nine months, there was more credibility added to the SPAC route. Having looked at the various options — why would you just go public when you can go public and get a fantastic partner? In our case, that’s Jack Pearlstein and Bob Coleman. They have deep operational experience, and deep network experience building companies with customer bases that are very relevant for us.

VIA SATELLITE: You also recently announced financing with Francisco Partners. Can you explain why you took a financing deal while going through a SPAC?

Platzer: We had been talking with various financing partners and had plans to do finance consolidating, typical things you do to clean up as part of going public. That was a process that was ongoing. Things just happened a little bit faster, so those two financings are now substantially closer than we originally intended them to be. But Francisco Partners and Scott Eisenberg are fantastic partners and I expect that this is the start of a long-term relationship with them.

VIA SATELLITE: Spire is projecting very ambitious growth — from about $36 million last year, to more than $1 billion in 2025. How will you achieve this?

Platzer: There are three elements. The first one is the available market size, and the need for the types of products that we have. Spire was built with a vision of creating a connected network of sensor-collecting satellites that collect data which can only be captured from space, to solve problems on Earth. By that definition, the stuff that we have, you can’t get any other way. A global consulting company built a detailed analysis of our addressable market and came up with just under $100 billion of market opportunity, of the order of 200,000 individual customers. There is a massive market for the types of products and services that we have. It is not just because we have the data, but we also have the analytics and the fully vertically integrated structure of the company.

The next is that we have been growing at that pace for two or three years. We have a good sense of how to double the business. When we add sales, marketing, and customer support, that increases pipeline, revenue, recurring revenue, and bookings. It’s a very repeatable process. We look at our forecast product-by-product in terms of: how many people do we have to add in those functions, how quickly can it be ramped up, what is the percent growth, what is the turnover? The biggest execution risk we have is on the hiring side — bringing in the right talent, with the right culture, at the right speed.

And the third is the stickiness of our business. All of our products are sold as a subscription business, that makes it very sticky. We have experienced 98% gross retention rate. Customers keep buying more from us once they start becoming a customer — we’ve seen 145% net retention rate. We don’t expect all of those numbers to stay the same for the next five years, but you see where this confidence is coming from.

VIA SATELLITE: Spire also offers Space-as-a-Service in addition to the analytics platform. What type of opportunity do you see here?

Platzer: I have to give credit to where this all comes from — Jeff Bezos and Amazon. It built an ecommerce business, built a fantastic infrastructure, and lets other people rent it [through] Amazon AWS. They come to their customers and say, ‘What is good enough for us, we feel pretty certain it’s going to be good enough for you.’ We did the same thing.

Spire runs one of the largest scale space data operations. We do 40,000 ground station contacts a month, we process five terabytes of data a day. We had to build a massive infrastructure. We know how hard it is, not just from a technology deployment perspective, but from a regulatory perspective. So why don’t we rent our infrastructure out to other people, the same way as Amazon AWS rents out their infrastructure?

VIA SATELLITE: In this model, do you build the satellite for the customer and operate it for them, so that they can access the data through your platform?

Platzer: For the customer, they access their data through an API to our platform and the whole space menagerie behind it is completely abstracted away. But we don’t really build satellites for our customers. We build satellites for ourselves, and we launch them on a regular basis. Sometimes we just add a piece of hardware that the customer gives us, we stick it into our platform and it goes up into orbit.

Our constellation is very software defined, we’ve done 20,000 software upgrades over the last four to five years of our constellation. When we retire a satellite, it is more capable than on day one, very similar to Tesla. There are instances where the customer ships us a piece of software that gets uploaded into the existing constellation and runs as a virtual payload. In certain instances, a customer wants so much use out of a single asset that we only put the customer’s virtual or physical payloads into the box, and it goes up as part of the whole constellation.

VIA SATELLITE: Are you seeing more opportunity in selling Spire’s data as a subscription to customers, or selling Space-as-a-Service? Which will take up a larger portion of Spire’s business in the future?

Platzer: We have the four businesses — maritime, aviation, weather, and space services — and we see all of them growing at about a similar rate. For 2020, aviation was hampered by COVID, but the three other businesses were pretty much even size. We think that the weather business will become a bit larger than a quarter because it’s addressing the largest, long-term challenge that humanity faces [climate change]. We are passionate about helping humanity manage that. We see very strong — about doubling — year-over-year growth in all four of those businesses.

VIA SATELLITE: What are the opportunities you see in different data sets, and other industries that you would like to grow beyond maritime, aviation, and weather?

Platzer: One thing we are excited about from this transaction is the expansion of sales, marketing and product, and new industries and verticals and new data types. We can take things that are on our roadmap, where we see upcoming customer demand, and accelerate that. A classic example is spectrum monitoring, where we stay squarely within our core area of core expertise: RF signals and RF data collection. With the emergence of 5G and the increase of Low-Earth Orbit [LEO] satellite constellations for broadband, and landing rights in different countries, there is increasing interest from both regulators, licensing agencies, and operators to really understand who is using what spectrum, when, and where.

VIA SATELLITE: We spoke to a number of analysts earlier this year who expressed skepticism on the SPAC valuations. What would you say to someone who thinks Spire is overvalued at $1.6 billion?

Platzer: I would say look at the data. What is the actual valuation of companies that are growing at 100% year-over-year, with gross margins trending toward the 90% range, that have a net retention rate of 145%? They trade at up to four times the price of Spire. If you want to buy growth in a large market, with high margins, in a highly repeatable subscription business, the data would seem to indicate that generally, you have to pay four times as much for that growth.

Then look at some of the other companies in our industry. We are trading at a quarter or half of what they are trading. Relative to those peers that actually do have a business, we priced purposefully at a very attractive entry point. I don’t think that Tiger Global and BlackRock would have pushed us to make a $245 million PIPE if they felt this was not an attractive opportunity.

VIA SATELLITE: Do you see a synergy between the milestones you have hit with building your infrastructure and the timing of going public?

Platzer: A number of the companies going public in our industry are talking about substantial CapEx investments — building larger constellations, larger rockets, rolling out infrastructure. For us, the original motivation is trust and credibility to our core customers. We were de facto fully funded to profitability before this transaction. The proceeds of this transaction are focused on sales, market, and product. Not on extending the infrastructure. That resonated strongly with investors. CapEx is actually a smaller and smaller part of our business. We don’t sell any capacity like tasking, bandwidth, or launch. We collect data once, and sell it a million times. Our infrastructure is fully deployed, so the impetus was trust and credibility to serve our customers.

VIA SATELLITE: What is your perspective on becoming a public company and how that might affect either your leadership or how you communicate about the business?

Platzer: From the moment you start the company on a napkin, you think of the plan to grow up, to have a strong corporate culture of controls, processes, transparency, and accountability. We’ve always had a drive to excellence. Going public is a natural evolution of becoming ever more grown up, accountable, and transparent. And not all of that is comfortable. There are certainly benefits of not knowing exactly what we’re going to do next quarter. Some people say that humans’ innate nature is laziness, and you find ways to help yourself not be lazy. Being a public company makes it impossible to be lazy.

VIA SATELLITE: It’s going to be interesting to have insight into this new wave of public companies through quarterly reports.

Platzer: It’s an advantage for public investors. Over the last two decades, the public investor had less and less access to company growth from $1 billion in market cap to $10 billion market cap. They were allowed to start to participate around the $10 billion mark. All that value creation was locked up by private investors. These transactions allow the public investor to again participate in the value creation from $1 billion to $10 billion. I think it’s going to create stronger, better companies that serve all of the stakeholders. We are absolutely moving into an all-stakeholder environment — customers, the environment, employees, and shareholders.

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About Spire Global, Inc.

Spire is a global provider of space-based data and analytics that offers unique datasets and powerful insights about Earth from the ultimate vantage point so organizations can make decisions with confidence, accuracy, and speed. Spire uses one of the world’s largest multi-purpose satellite constellations to source hard to acquire, valuable data and enriches it with predictive solutions. Spire then provides this data as a subscription to organizations around the world so they can improve business operations, decrease their environmental footprint, deploy resources for growth and competitive advantage, and mitigate risk. Spire gives commercial and government organizations the competitive advantage they seek to innovate and solve some of the world’s toughest problems with insights from space. Spire has offices in San Francisco, CA, Boulder, CO, Washington DC, Glasgow, Luxembourg, and Singapore. On March 1, 2021 Spire announced plans to go public through an anticipated business combination with NavSight Holdings, Inc. (NYSE: NSH), to be traded on the NYSE under the ticker symbol “SPIR.” To learn more, visit spire.com.

About NavSight Holdings, Inc.

NavSight Holdings, Inc. is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. NavSight was organized with the opportunity to pursue a business combination target in any business or industry, with the intent to focus its search on identifying a prospective target business that provides expertise and technology to U.S. government customers in support of their national security, intelligence and defense missions.

Additional Information and Where to Find It

In connection with the planned business combination with Spire (the “Proposed Transaction”), NavSight intends to file a Form S-4 Registration Statement (the “Registration Statement”) with the SEC, which will include a preliminary proxy statement to be distributed to holders of NavSight’s common stock in connection with NavSight’s solicitation of proxies for the vote by NavSight’s stockholders with respect to the Proposed Transaction and other matters as described in the Registration Statement, a prospectus relating to the offer of the securities to be issued to the Company’s stockholders in connection with the Proposed Transaction, and an information statement to Company’s stockholders regarding the Proposed Transaction. After the Registration Statement has been filed and declared effective, NavSight will mail a definitive proxy statement/prospectus, when available, to its stockholders. Investors and security holders and other interested parties are urged to read the proxy statement/prospectus, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about NavSight, the Company and the Proposed Transaction. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and definitive proxy statement/prospectus (when available) and other documents filed with the SEC by NavSight through the website maintained by the SEC at http://www.sec.gov, or by directing a request to: NavSight Holdings, Inc., 12020 Sunrise Valley Drive, Suite 100, Reston, VA 20191.

Participants in Solicitation

NavSight and the Company and their respective directors and certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the Proposed Transaction. Information about the directors and executive officers of NavSight is set forth in its Form 10-K filed on March 29, 2021.

Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Registration Statement and other relevant materials to be filed with the SEC regarding the Proposed Transaction when they become available. Stockholders, potential investors and other interested persons should read the Registration Statement carefully when it becomes available before making any voting or investment decisions. When available, these documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the federal securities laws with respect to the Proposed Transaction. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding Spire’s expansion of sales, marketing, and products and its expansion into new industries, verticals, and data types, the market for data, the expansion of customer demand for spectrum monitoring, expectations of the market and product development across Spire’s Space-as-a-Service offerings and the applicability of such products to Spire’s market, the strengthening of Spire’s competitive advantage, the expected growth of Spire’s maritime, aviation, weather, and space services business segments, Spire’s future growth, estimates and forecasts of financial and performance metrics, expectations of achieving and maintaining profitability, projections of total addressable markets, market opportunity and market share, net proceeds from the Proposed Transactions, potential benefits of the Proposed Transaction and the potential success of the Company’s market and growth strategies, and expectations related to the terms and timing of the Proposed Transaction. These statements are based on various assumptions and on the current expectations of NavSight’s and the Company’s management and are not predictions of actual performance. These forward-

looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of NavSight and the Company. These forward-looking statements are subject to a number of risks and uncertainties, including (i) the risk that the Proposed Transaction may not be completed in a timely manner or at all, which may adversely affect the price of NavSight’s securities; (ii) the risk that the Proposed Transaction may not be completed by NavSight’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by NavSight; (iii) the failure to satisfy the conditions to the consummation of the Proposed Transaction, including the approval of the Proposed Transaction by the stockholders of NavSight, the satisfaction of the minimum trust account amount following any redemptions by NavSight’s public stockholders and the receipt of certain governmental and regulatory approvals; (iv) the inability to complete the PIPE investment in connection with the Proposed Transaction; (v) the failure to realize the anticipated benefits of the Proposed Transaction; (vi) the effect of the announcement or pendency of the Proposed Transaction on Spire’s business relationships, performance, and business generally; (vii) risks that the Proposed Transaction disrupts current plans of Spire and potential difficulties in Spire employee retention as a result of the Proposed Transaction; (viii) the outcome of any legal proceedings that may be instituted against NavSight or Spire related to the business combination agreement or the Proposed Transaction; (ix) the ability to maintain the listing of NavSight’s securities on the New York Stock Exchange; (x) the ability to address the market opportunity for Space-as-a-Service; (xi) the risk that the Proposed Transaction may not generate expected net proceeds to the combined company; (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the Proposed Transaction, and identify and realize additional opportunities; (xiii) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; (xiv) the risk of downturns, new entrants and a changing regulatory landscape in the highly competitive space data analytics industry; and those factors discussed in NavSight’s final prospectus filed on September 11, 2020 under the heading “Risk Factors,” and other documents of NavSight filed, or to be filed, with the SEC. If any of these risks materialize or the Company’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither NavSight nor the Company presently know or that NavSight and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect NavSight’s and the Company’s expectations, plans or forecasts of future events and views as of the date of this press release. NavSight and the Company anticipate that subsequent events and developments will cause NavSight’s and the Company’s assessments to change. However, while NavSight and the Company may elect to update these forward-looking statements at some point in the future, NavSight and the Company specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing NavSight’s and the Company’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Contacts

For Spire Global, Inc.:

Investor Contact:

Michael Bowen and Ryan Gardella

SpireIR@icrinc.com

Media Contact:

Phil Denning

SpirePR@icrinc.com

For NavSight Holdings, Inc.:

Investor Contact:

Jack Pearlstein

jack@navsight.com